October 8, 2010

J. Scott Pagan
Executive Vice President of Corporate Development,
General Counsel and Corporate Secretary
The Descartes Systems Group Inc.
120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6

> **Re: The Descartes Systems Group Inc.**
> **Form 40-F for the Fiscal Year Ended January 31, 2010**
> **Filed April 30, 2010**
> **File No. 0-29970**
> **Response Letter Dated September 28, 2010**

Dear Mr. Pagan:

We have reviewed your response letter dated September 28, 2010, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note that you have disclosed to OFAC your 2009 sale of your "Roadshow" product into Sudan. Please represent to us that you will provide information to us, and provide disclosure in future filings as appropriate, regarding significant developments related to your dealings with OFAC regarding this matter.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
           Assistant Director
           Division of Corporation Finance